Filed pursuant to Rule 424(b)(3)

Registration No. 333-265714

PROSPECTUS SUPPLEMENT NO. 5

(To the Prospectus Dated July 19, 2022)

biote Corp.

Up to 72,069,990 Shares of Class A Common Stock

Up to 67,856,462 Shares of Class A Common Stock

Up to 5,566,666 Warrants

This prospectus supplement supplements the prospectus dated July 19, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-265714), as amended. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to up to 72,069,990 shares of our Class A Common Stock consisting of (i) 7,937,500 shares of Class A Common Stock issuable upon the exercise of 7,937,500 warrants (the “Public Warrants”) originally issued in the initial public offering of Haymaker Acquisition Corp. III (the “IPO”) at a price of $10.00 per unit with each unit consisting of one share of HYAC Class A Common Stock (as defined in the Prospectus) and one-fourth of a Public Warrant, (ii) 5,566,666 shares of Class A Common Stock issuable upon the exercise of warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), which were originally the Sponsor in connection with the IPO at a price of $1.50 per Private Placement Unit and (iii) 58,565,824 shares of Class A Common Stock issuable to the Members (as defined in the Prospectus) upon exercise of the Retained Biote Units (as defined in the Prospectus) pursuant to the Exchange Rights (as defined in the Prospectus), which were originally issued at an assumed price per Retained Biote Unit of approximately $10.00.

In addition, the Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (A) 67,856,462 shares of our Class A Common Stock, consisting of (i) 7,937,500 shares of Class A Common Stock originally issued in a private placement to the Sponsor in connection with the IPO at a price of approximately $0.003 per share, (ii) 5,566,666 shares of Class A Common Stock issuable upon the exercise of the Private Placement Warrants and (iii) 54,352,296 shares of Class A Common Stock issuable to the Members (as defined in the Prospectus) upon exercise of the Retained Biote Units (as defined in the Prospectus) pursuant to the Exchange Rights (as defined in the Prospectus) and (B) 5,566,666 Private Placement Warrants, which Private Placement Warrants were originally issued at a purchase price of $1.50 per Private Placement Warrant.

Our Class A Common Stock and Public Warrants are quoted on the Pink Sheet Tier of the OTC Markets under the symbols “BTMD” and “BTMDW,” respectively. For more details, please see our risk factor relating to a Nasdaq delisting beginning on page 43 of the Prospectus. On August 23, 2022, the closing bid quotation of our Class A Common Stock and Public Warrants were $3.62 and $0.25, respectively.

We are an “emerging growth company” and “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 24, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 24, 2022 biote Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40128	85-1791125
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1875 W. Walnut Hill Ln #100
Irving, Texas 75038
(Address of principal executive offices, including zip code)

(844) 604-1246

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BTMD	OTC Pink Open Market
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	BTMDW	OTC Pink Open Market

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 24, 2022, biote Corp. (the “Company”) announced the appointment of Samar Kamdar as Chief Financial Officer (principal accounting and principal financial officer) of the Company, effective immediately. Mr. Kamdar will succeed Robbin Gibbins who is currently expected to stay with the Company through November 15, 2022 to assist with the transition and work on special projects.

Mr. Kamdar, age 43, joins the Company from Slync, Inc. (d/b/a Slync.io), a logistical technology company, where he served as the chief financial officer from September 2021 to June 2022. Prior to joining Slync.io, Mr. Kamdar served as the chief financial officer of TaxAct Inc., a tax preparation software company, from August 2018 to August 2021. Prior to joining TaxAct Inc., Mr. Kamdar served as the vice president of finance of Crossmark, Inc., a sales and marketing services company that operates within the consumer goods industry, from September 2014 until August 2018. Mr. Kamdar holds a B.S. in electrical engineering from Baylor University and a M.B.A. from the University of Texas, McCombs School of Business.

In connection with his appointment as Chief Financial Officer, the Company entered into an employment agreement with Mr. Kamdar, dated as of August 24, 2022 (the “Employment Agreement”). The Employment Agreement provides for Mr. Kamdar’s at-will employment as the Chief Financial Officer for a term commencing on August 24, 2022 and continuing until terminated by either the Company or Mr. Kamdar. Under the terms of the Employment Agreement, Mr. Kamdar will be entitled to: (i) an annualized base salary of $350,000 per year; (ii) annual bonus up to 40% of his base salary; (iii) an initial grant of 250,000 stock options pursuant to the Company’s 2022 Equity Incentive Plan and eligibility to participate in the 2022 Equity Incentive Plan; and (iv) eligibility to participate in the Company’s employee benefit plans and programs in accordance with the terms and conditions of the applicable plans and programs.

Other than the foregoing, Mr. Kamdar is not party to any arrangement or understanding with any other pursuant to which he was appointed as an officer, nor is either party to any transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K involving the Company. There are no family relationships between Mr. Kamdar and any of the Company’s directors and executive officers.

The foregoing description of the Employment Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2022.

Robbin Gibbins, the Company’s current Chief Financial Officer, will transition out of his role, effective immediately. However, Mr. Gibbins is currently expected to remain employed by the Company through November 15, 2022. Mr. Gibbins’ transition is by mutual agreement with the Company and is unrelated to the Company’s quarterly financial results or any disagreement with the Company over its accounting principles, practices or financial disclosures. The Company thanks Mr. Gibbins for his service to the Company and its stockholders.

We currently expect that Mr. Gibbins will enter into an executive transition agreement with the Company (the “Transition Agreement”), which will specify the terms of his continuing employment during the transition period. Pursuant to the Transition Agreement expected to be entered into between the Company and Mr. Gibbins, we expect that Mr. Gibbins will remain employed with the Company through November 15, 2022, to assist with the transition and work on special projects. Except as otherwise set forth in the expected Transition Agreement, all other terms and conditions set forth in Mr. Gibbins’ Amended and Restated Employment Agreement, effective as of May 26, 2022, by and between BioTE Medical, LLC and Robbin Gibbins, a copy of which was filed as Exhibit 10.7 to the Company’s Form S-1, filed on August 8, 2022, which is incorporated herein by reference, are expected to remain in full force and effect.

The above description of the Transition Agreement is based on the Company’s current expectations and is not complete. In the event that the Transition Agreement is entered into, the description provided above is qualified in its entirety by reference to the text of the agreement, which the Company currently expects will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2022.

Item 7.01 Regulation FD Disclosure.

On August 24, 2022, the Company issued a press release with respect to the management changes described in Item 5.02 of this Current Report on Form 8-K. A copy of the Company’s press release is being furnished as Exhibit 99.1 to this Form 8-K. The exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated August 24, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOTE CORP.

By:	/s/ Teresa S. Weber
Name:	Teresa S. Weber
Title:	Chief Executive Officer

Date: August 24, 2022

Exhibit 99.1

Biote Appoints Samar Kamdar as Chief Financial Officer

IRVING, TX, August 24, 2022 — biote Corp. (“Biote” or the “Company”), a high growth, differentiated medical practice-building business within the hormone optimization space, today announced that it has appointed Samar Kamdar as its Chief Financial Officer. Mr. Kamdar will oversee Biote’s financial operations with a focus on driving revenue growth and profitability, and will report to the Company’s Chief Executive Officer, Terry Weber.

Mr. Kamdar brings to Biote a deep knowledge of financial leadership experience across industries including healthcare information technology, consumer packaged goods, retail services and software industries, with a proven track record of building high-performance teams and driving business transformation and growth. Most recently, Mr. Kamdar served as Chief Financial Officer at Slync.io, a software-as-a-service operating platform company for global shippers and logistics services providers, where he led the company’s financial operations. Previously, Mr. Kamdar was Chief Financial Officer at TaxAct, a leading provider of tax preparation solutions. Mr. Kamdar has also held roles at CROSSMARK, a sales and marketing services company and Availity, an internet-based health information exchange services provider. Mr. Kamdar also spent six years at PepsiCo in a number of financial roles, including corporate planning and asset strategy. Mr. Kamdar holds a Bachelor of Science in electrical engineering from Baylor University, and a Master of Business Administration from the University of Texas, McCombs School of Business.

“I’m delighted to welcome Samar Kamdar to our leadership team,” said Terry Weber, Chief Executive Officer of Biote. “He will play a key role in the design and execution of our capital allocation strategy. Samar’s experience supporting innovative growth and history of financial leadership will enable us to optimize our strategic growth.”

“I am thrilled about this new opportunity,” Mr. Kamdar said. “I look forward to joining the strong team at Biote to create lasting value for patients, practitioners, employees, and investors. I believe that with the substantial progress the Company has made in recent years, there is an opportunity to unlock significant value and position Biote as a leader within the hormone optimization space.”

About Biote

Biote is a woman-led company operating a high growth, differentiated medical practice-building business within the hormone optimization space. Similar to a franchise model, Biote provides the necessary components to enable practitioners to establish, build, and successfully operate a hormone optimization center to treat patients appropriate for therapy. Biote trains practitioners how to identify and treat early indicators of hormone-related aging conditions.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “hope,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “might,” “ongoing,” “potential,” “predict,” “would” and other similar expressions, are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: the inability to re-list our securities on Nasdaq or another national securities exchange; the success of our dietary supplements to attain significant market acceptance among clinics, practitioners and their patients; our customers’ reliance on certain third parties to support the manufacturing of bio-identical hormones for prescribers; our and our customers’ sensitive to regulatory, economic, environmental and competitive conditions in certain geographic regions; our ability to increase the use by practitioners and clinics of the Biote Method at the rate that we anticipate or at all; our ability to grow our business; the significant competition we face in our industry; our limited operating history; our ability to protect our intellectual property; the unpredictability of the effects of the COVID-19 pandemic; the heavy regulatory oversight in our industry; changes in applicable laws or regulations; the inability to profitably expand in existing markets and into new markets; the possibility that we may be adversely impacted by other economic, business and/or competitive factors and future exchange and interest rates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Biote’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and other documents filed by Biote from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Biote assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Biote does not give any assurance that it will achieve its expectations.

Media Contact

Press@biote.com

Investor Contact

IR@biote.com